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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

112525-10-0

(CUSIP Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112525-10-0			Page 2 of 5

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,515,363 (includes 1,024,394 acquirable upon exercise of options)

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: 3,515,363 (includes 1,024,394 acquirable upon exercise of options)

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,515,363 (includes 1,024,394 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

PRELIMINARY STATEMENT:
               This Amendment No. 6 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid or payable to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003, September 29, 2004 and September 29, 2005.
ITEM 4. Purpose of Transaction.
               Item 4 of the Schedule 13D is hereby amended to add the following:
               On December 9, 2005, the Company accepted for exchange all common shares, $.01 par value, of New Valley Corporation (“New Valley Common Shares”) tendered in the Company’s exchange offer. Each New Valley Common Share was exchanged for 0.54 shares of Common Stock.
               All of the New Valley Common Shares owned by Mr. Lorber (778,608 shares) and Lorber Alpha II Limited Partnership (120,000 shares) were tendered and exchanged for Common Stock. As a result, Mr. Lorber received 420,448 shares of Common Stock and Lorber Alpha II Limited Partnership received 64,800 shares of Common Stock.
               Mr. Lorber held employee stock options to purchase 65,333 New Valley Common Shares. In connection with the merger of New Valley Corporation with a subsidiary of the Company on December 13, 2005, those options were converted, in accordance with their terms, into options to purchase 35,279 shares of Common Stock at $10.51 per share. The options, which are currently exercisable, expire on July 1, 2006.
ITEM 5. Interest in Securities of the Issuer.
               Item 5 of the Schedule 13D is hereby amended as follows:
               (a) As of December 12, 2005, Mr. Lorber is the beneficial owner of, in the aggregate, 3,515,363 shares of Common Stock, which constituted approximately 6.9% of the 44,733,460 shares of Common Stock outstanding as of November 22, 2005, as reported in the Company’s prospectus dated November 23, 2005, as adjusted for the 5,082,204 shares of Common Stock issuable to holders of New Valley Common Shares in connection with the exchange offer and subsequent merger, and the 1,024,394 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Mr. Lorber’s beneficial ownership includes the 1,024,394 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 4 hereof and in Item 6 of Amendment No. 1 to the Schedule 13D.
               (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 1,108,297 shares of Common Stock held directly by Mr. Lorber, (ii) 1,317,872 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, (iii) 64,800 shares of Common Stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, and (iv) 1,024,394 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber

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Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.
               Mr. Lorber disclaims beneficial ownership of 11,910 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.
               (c) On December 9, 2005, Mr. Lorber and Lorber Alpha II Limited Partnership acquired 420,448 and 64,800 shares of Common Stock, respectively, in connection with the Company’s exchange offer for New Valley Common Shares. See the information set forth under Item 4.
               (d) Subject to the vesting provisions of the restricted stock award to him discussed in Item 6 of Amendment No. 4 to the Schedule 13D, no person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.
               (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               Item 6 of the Schedule 13D is hereby amended as follows:
               See the information set forth under Item 4. A copy of Mr. Lorber’s New Valley Option Agreement is incorporated as Exhibit O hereto.
ITEM 7. Material To Be Filed as Exhibits.
               Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit O:	Option Agreement, dated November 18, 1996, between New Valley and Howard M. Lorber (incorporated by reference to Exhibit 10(a)(iii) in New Valley’s Form 10-K for the fiscal year ended December 31, 1996).

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

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